

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 5, 2017

<u>Via E-mail</u>
Mr. Charles K. Dargan II
Chief Financial Officer
CPSM, Inc.
2951 SE Waaler Street
Stuart, FL 34997

> **Re: CPSM, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2015**
> **Filed April 5, 2016**
> **File No. 333-149000**

Dear Mr. Dargan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction